Exhibit 99.3

China Lending Corporation Reports Unaudited Financial Results for the Six Months Ended June 30, 2019

BEIJING, URUMQI and HANGZHOU, China, November 14, 2019 /PRNewswire/ - China Lending Corporation (“China Lending” or the “Company”) (OTC Pink Sheets: CLDOF), a non-bank financial corporation servicing micro-, small- and medium-sized enterprises in China, today reported its unaudited financial results for the six months ended June 30, 2019.

Highlights

•	On November 19, 2018, Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) and a third-party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”). On November 29, 2018, Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) and Ding Xin acquired 98.04% and 1.96%, respectively of equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”). As part of its restructuring plan, the Company intends to launch new supply chain financing services through Zhiyuan and Zheshi in the near future. Such future services include a business factoring program, financing product design, related corporate financing solutions, investments and asset management, etc. As of June 30, 2019, Zhiyuan had loans receivable of approximately US$48.79 million due from three customers.
•	For the six months ended June 30, 2019, the Company issued one loan of $43.69 million to one customer of Zhiyuan, compared to the issuance of 3 loans by the Company with an aggregate amount of $1.21 million for the six months ended June 30, 2018.
•	Interest and fee income increased by $2.58 million, or 5,044%, to $2.63 million for the six months ended June 30, 2019, from $0.05 million for the same period of 2018. The increase was mainly caused by $2.22 million of interest income generated from loans disbursed to Zhiyuan’s customers.
•	The Company reversed the impairment loss of $3,346,760 for the investment in the cost method investee, according to an adjudication issued by the People’s Intermediate Court of Xinjiang Urumqi. Pursuant to the adjudication, the Company’s investment in the cost method investee, valued at $3,346,760, should be transferred as a repayment of the borrowings from the debtor.

In addition, as the cost method investee was no longer the Company’s affiliate, the Company has reclassified the related borrowings from a cost method investee to borrowings from a third party and reclassified the related interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

•	Provision for loan losses decreased by $22.44 million, or 47%, to $25.20 million for the six months ended June 30, 2019, from $47.64 million for the same period of 2018. The decrease in provision for loan losses was because a majority of loan receivables were provided full allowance during the six months ended June 30, 2018.
•	Net loss attributable to ordinary shareholders was $27.13 million, or net loss of $1.07 per share, for the six months ended June 30, 2019, as compared to net loss attributable to ordinary shareholders of $52.15 million, or net loss of $2.83 per share, for the six months ended June 30, 2018.

Ms. Jingping Li, co-founder and chief executive officer of China Lending, commented, “As we shift our resources towards growing more promising businesses including supply chain financing and insurance facilitation, we have also increased our intensity in collecting past-due loans. The Company will seek collection of outstanding loan receivables—even if they are significantly delinquent—and will work for shareholders to seek all repayments due. In addition, since we stopped distributing loans to customers at the end of 2018, our need for loan loss provision has decreased drastically as well. Armed with a stronger balance sheet, we are forging ahead with our business restructuring. Step by step, we are transforming our business into a diversified and nimble non-bank financial services company.”

Financial Results for the Six Months Ended June 30, 2019

Interest and Fee Income

Total interest and fee income, including interest and fees on direct lending loans, financial advisory fees, and interest on deposits with banks, increased by $2.58 million, or 5,018%, to $2.63 million for the six months ended June 30, 2019, from $0.05 million for the six months ended June 30, 2018. The increase was attributable to interest income of $2.22 million generated from loans disbursed by Zhiyuan and financial advisory fees of $0.41 million generated by Zeshi.

Interest Expenses

The Company borrowed from banks, other financial institutions, and third parties to fund its direct lending business. The total interest expenses increased by $1.86 million, or 53%, to $5.38 million for the six months ended June 30, 2019 from $3.52 million for the six months ended June 30, 2018. The increase in interest expenses was mainly due to accrual of compound interest and penalties from overdue borrowings. As of June 30, 2019, the Company has overdue borrowings of $37.20 million.

Provision for Loan Losses

Provision for loan losses decreased by $22.44 million, or 47%, from $47.64 million for the six months ended June 30, 2018 to $25.20 million for the six months ended June 30, 2019. The decrease was caused by more “doubtful” loans rolled to “loss” loans during the six months ended June 30, 2018 than that for the same period ended June 30, 2019.

Loan aging as of June 30, 2019 and December 31, 2018 was as follows:

The following table represents the aging of loans as of June 30, 2019, by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$-	$-	$2,991,204	$40,051,358	$43,042,562	$50,023,300	$93,065,862
Personal loans	1,092,212	72,814	14,466,856	97,116,976	112,748,858	-	112,748,858
	$1,092,212	$72,814	$17,458,060	$137,168,334	$155,791,420	$50,023,300	$205,814,720

The following table represents the aging of loans as of December 31, 2018, by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$1,856,751	$1,129,755	$27,739,900	$12,248,816	$42,975,222	$65,938,700	$108,913,922
Personal loans	174,480	14,292,196	40,137,089	56,827,383	111,431,148	1,163,196	112,594,344
	$2,031,231	$15,421,951	$67,876,989	$69,076,199	$154,406,370	$67,101,896	$221,508,266

Non-Interest Income (Expense), net

The Company has a non-interest income of $1.32 million for the six months ended June 30, 2019, as compared to a non-interest expense of $1.05 million for the six months ended June 30, 2018. The change of $2.37 million was caused by a reversal of investment impairment of $3.35 million for the Company’s investment in a cost method investee as a result of the adjudication by the court to transfer the investment to a debtor as a repayment of the borrowings from the debtor, netting off against a provision of impairment of $869,488 for long-aged other assets.

Loss Before Tax and Net Loss

As a result of the above, loss before tax was $26.62 million and $52.15 million for the six months ended June 30, 2019 and 2018, respectively. Net loss was $26.78 million and $52.15 million for the six months ended June 30, 2019 and 2018, respectively.

After deducting dividend payable for Series A convertible redeemable preferred stocks and non-controlling interests, net loss attributable to ordinary shareholders was $27.13 million and $52.15 million for the six months ended June 30, 2019 and 2018, respectively.

Loan Portfolio

As of June 30, 2019, the Company’s loan portfolio encompasses a number of industries, including supply chain financing, commerce and service, construction and decoration, manufacturing, agriculture, real estate, energy and mining, communications, consumer credit, and others. The Company issued one loan with a total amount of $43.69 million during the six months ended June 30, 2019.

Financial Condition

As of June 30, 2019, the Company had cash and cash equivalents of $0.41 million, as compared to $1.31 million as of December 31, 2018. Net loans receivable due from third parties were $51.78 million as of June 30, 2019, as compared to $92.09 million as of December 31, 2018. Borrowings consisting of short-term bank loans, loans from a cost method investee, loans from third parties, and secured loans aggregated to $85.98 million as of June 30, 2019, as compared to $105.05 million as of December 31, 2018.

The Company’s loans consisted of short-term bank loans, secured loans, and loans from a third party, all of which were overdue as of June 30, 2019. In March 2018, the Company received two subpoenas from the People’s Supreme Court of Xinjiang. Zhengxin Financing Guarantee Co., Ltd. and Urumqi Changhe Financing Guarantee Co., Ltd. sued the Company and its guarantors for a default on the loan plus penalties. The Company has reached settlement agreements with Zhengxin Financing Guarantee Co., Ltd and Urumqi Changhe Financing Guarantee Co., Ltd. to transfer loan receivables to both debtors as repayments of the principals and penalties totaling RMB 61.71 million ($8.99 million) no later than October 30, 2020. As a result, Zhengxin Financing Guarantee Co., Ltd. and Urumqi Changhe Financing Guarantee Co., Ltd. withdrew the lawsuit cases from the court.

On January 16, 2018, the Company received a subpoena from People’s Supreme Court of Xinjiang. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan plus penalties, aggregating US$16.4 million (RMB 112.6 million). The case is in progress. The Company is actively negotiating with China Great Wall Assets Management Co, Ltd. about the debt restructuring, but has not reached an agreement.

Recent Updates

On July 15, 2019, the Company entered into a five-year strategic partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd ("Rui Xin"), a financial technology company providing comprehensive insurance solutions. Through the partnership, both parties expect to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strengths as well as resources in financial technology, the consumer finance market, and the insurance industry. Pursuant to the strategic partnership agreement, the Company would benefit from 80% of the net income generated in consumer finance market and 90% of the net income generated in the insurance industry.

The Company will work with Rui Xin to develop its own consumer financial platform. In collaboration with Rui Xin and its partners, the Company expects to provide value-added consumer financial services to insurance consumers of Rui Xin and its partners. Benefiting from the anticipated size of the business and the good credit record of insurance consumers, the Company will improve its asset quality and maintain sustainable business growth through the partnership. In addition, the Company and Rui Xin will also explore collaboration opportunities in areas such as insurance consumer acquisition, development of insurance products, expansion of insurance business, and customization of consumer financial solutions. Moreover, the Company will benefit from Rui Xin and its partners’ advanced technological capabilities in big data and artificial intelligence to improve its risk management and enhance its customer experience.

On July 29, 2019, the Company entered into a five-year strategic partnership with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”), a leading insurance brokerage company in China with over 90 branches across the nation. The partnership will enable both companies to further expand each other’s customer base and to develop superior, customized consumer financing and insurance products by leveraging their industry expertise, service capabilities, and industry networks. China Lending will utilize its market resources to help ZLJA to effectively expand and manage its insurance customer base and sales channels. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services. Pursuant to the strategic partnership agreement, the Company would benefit from 60% of the net income generated from the insurance customer base and sales channels facilitated by the Company.

On August 12, 2019, the Company’s subsidiary, China Fenghui Industrial Financial Holding Group Co., Ltd. has entered into a framework agreement (the “Agreement”) with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”), pursuant to which Zhongfeng will either acquire 100% of equity interest in Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”), a variable interest entity of the Company primarily engaged in the microloan business, or obtain control over and become the primary beneficiary of Feng Hui through contractual arrangements for a cash consideration of no less than RMB15 million. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region.

On July 11, 2019, the Company received a delisting determination letter from Nasdaq Listing Qualifications (“Nasdaq”), indicating that the Company’s securities would be subject to delisting from the Nasdaq Capital Market based on its non-compliance with the continued listing requirements, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company has requested a hearing before the Panel on August 22, 2019, to appeal the delisting determination. The hearing request has stayed the delisting action of the Company’s securities by Nasdaq pending the Panel’s final decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

On August 20, 2019, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until February 11, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

On September 6, 2019, the Company was notified by Nasdaq that the Panel denied the Company’s recent appeal and determined to delist the Company’s common shares from Nasdaq. The decision to delist the Company’s common shares was reached as a result of the Company’s inability to regain compliance with the continued listing requirement of a minimum of $2.5 million in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1). Accordingly, the trading of the Company’s common shares on Nasdaq ceased at the opening of business on September 6, 2019. Subsequently, Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission to effect the removal of the Company’s securities from listing and registration on the Nasdaq Capital Market.

Subsequently, the Company’s securities has been quoted on the Pink Sheets, a centralized electronic quotation service for over-the-counter securities, following the Nasdaq delisting; the trading symbol for the Company’s securities has changed to “CLDOF”. Such quotation will continue so long as market makers demonstrate an interest in trading in the Company’s common shares; however, the Company can give no assurance that trading in its common shares will continue on the Pink Sheets or any other securities exchange or quotation medium. Further, trading of the Company’s common shares on the Pink Sheets may be restricted depending on the jurisdiction in which potential purchasers or sellers of shares reside.

The Company will remain a reporting company under the Securities Exchange Act of 1934 and continue to be subject to the public reporting requirements of the Securities and Exchange Commission.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as "may," "believe" and "expect." These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to remain quoted on the Pink Open Market of the OTC Markets Group; (2) the risk that our recent business combination disrupts the Company's current plans and operations; (3) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the Company’s ability to continue as a going concern; and (8) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under "Risk Factors" therein, and other factors identified in the Company's prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Jack Wang

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936

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